Paul, Hastings, Janofsky & Walker LLP

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San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

January 28, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Funds – Responses to Comments on Post-Effective Amendment No. 53 (File Nos. 33-51308 and 811-7142)

GE Institutional Funds – Responses to Comments on Post-Effective Amendment No. 27 (File Nos. 333-29337 and 811-08257)

Ladies and Gentlemen:

On behalf of the GE Funds (the “GE Funds” or the “Registrant”), we hereby respond to the oral comments provided by Ms. Linda Stirling of the Commission’s staff on December 18, 2009 with respect to the Registrant’s Post-Effective Amendment No. 53 filed on November 6, 2009. Changes to this Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 55 filed on January 28, 2010.

On behalf of the GE Institutional Funds (the “Institutional Funds” or, together with the GE Funds, the “Registrants”), we also hereby respond to the oral comments provided by Ms. Stirling also on December 18, 2009 with respect to the Institutional Funds’ Post-Effective Amendment No. 27 filed on November 6, 2009. Changes to this Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 29 filed on January 28, 2010.

This comment response letter is submitted with respect to both Registrants because of the similarities in the comments provided by Ms. Stirling with respect to similar proposed disclosure by the Registrants and the similar responses by those Registrants.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stirling.

1.	Comment: For both Registrants, please remove the cross-reference to the statement of additional information that appears at the end of the Table of Contents for the prospectus.

Response: Comment accepted. The cross-reference has been removed.

Securities and Exchange Commission

January 28, 2010

2.	Comment: For both Registrants, please remove all text on the prospectus separator pages that identify fund groupings (such as “equity funds” and “income funds”) other than the standardized text that investments in the funds are not deposits and are subject to risk of loss.

Response: Comment accepted. The separator pages indentifying fund groupings have been removed.

3.	Comment: For both Registrants, please remove from the prospectus summaries the “class” and “ticker” headings and just provide the class designator and the ticker.

Response: Comment accepted. Only the class designator and the ticker are provided in the summaries.

4.	Comment: For GE Institutional Funds, please remove the footnote to the operating expenses table that describes the unified fee structure for the funds; only a description of an overall contractual expense limit is permitted.

Response: Instead of completely removing the unified fee footnote, we substantially shortened it. We believe it needs to remain as a footnote because it is substantially equivalent to the explanation of a contractual expense limitation. The nature of a unified management fee is that it covers substantially all operating expenses of a fund and, therefore, serves to limit overall expenses by written agreement.

5.	Comment: For both Registrants, please remove footnotes from the operating expenses table other than needed to describe an overall contractual expense limitation. For the GE Funds, please also move the footnote to the shareholder fee table that describes the CDSC to below both tables because they should be viewed as a single table.

Response: Comment accepted. The Registrants have removed or relocated to other parts of the statutory prospectus footnotes other than the description of the unified fee noted in the prior response. The GE Funds have moved the CDSC footnote as requested.

6.	Comment: For both Registrants, please fully conform the language leading into the summary expense example to the language in Form N-1A.

Response: Comment accepted. That language has been revised accordingly.

7.	Comment: For both Registrants, with respect to funds that have a principal strategy of investing in equity securities, please explain in the summary what is meant by equity securities.

Response: Comment accepted. In the summary for those funds, language has been revised to clarify that the strategy refers to investments in common stocks, preferred stocks and other types of equity securities.

Securities and Exchange Commission

January 28, 2010

8.	Comment: For both Registrants, please explain in the summary what is meant by “tied economically to the U.S.” in those equity funds that use that phrase.

Response: Comment accepted. The applicable fund summaries have been revised to include a definition based on assets, profits and other factors.

9.	Comment: For both Registrants, please explain in the summary what is meant by “fundamental company research” in those equity funds that use that phrase.

Response: Comment accepted. The applicable fund summaries have been revised to explain what is involved with a portfolio manager’s fundamental company research.

10.	Comment: For both Registrants, with respect to the Premier Growth Equity Funds, please specify what capitalization range is meant by large- and medium-sized companies.

Response: Comment accepted. The disclosure has been revised accordingly.

11.	Comment: For both Registrants, please explain in the summary what is meant by “attractive valuations” and “financial strength” in those equity funds that use those phrases.

Response: Comment accepted. The applicable fund summaries have been revised to explain what is meant by those phrases.

12.	Comment: For both Registrants, under the fund summary section on principal risks, please remove the list of other risks where no explanation of those risks is provided in the summary.

Response: Comment accepted. The list of other risks has been removed from the fund summaries.

13.	Comment: For both Registrants, under the fund summary section on principal risks, please remove the cross-reference to other portions of the prospectus with a more detailed discussion of those risks.

Response: We believe that a shortened reference to more detailed information about risks in the statutory prospectus remains appropriate and is not contrary to General Instruction C.2(a) of Form N-1A, which permits cross-references within the prospectus that assist an investor’s understanding of the disclosure without adding complexity. Not only is it important for investors to review more complete explanations of the risk summaries, but we have observed many other summary prospectuses that are now effective (and presumably have completed review by Commission staff) include such a reference to the statutory prospectus in a similar manner.

14.	Comment: For both Registrants, please remove the additional lead-in discussion to the bar chart explaining the manner of calculating the returns and the potential effect of recent market volatility.

Response: We believe that shareholders should at least know that the return figures assume the reinvestment of income and distributions, especially those shareholders that do not reinvest their dividends and gains. We have substantially shortened that extra paragraph to address the reinvestment point and have added that disclosure to the paragraph above it.

Securities and Exchange Commission

January 28, 2010

15.	Comment: For both Registrants, please remove the sentence below the bar chart explaining which share class is reflected in the bar chart and instead address that point in the heading to the table.

Response: Comment accepted. That language has been revised accordingly.

16.	Comment: For both Registrants, please remove the footnotes to the average return table in the summaries other than the portion of one footnote that addresses the income tax rates and the investor’s own tax situation. Please also add the inception date information to the relevant table headings rather than in the footnote. An explanation that the securities index does not reflect expenses or taxes should also appear in a table heading rather than a footnote.

Response: Comment accepted. Those footnotes have been deleted or revised accordingly.

17.	Comment: For both Registrants, please clarify the term “future income” when used in the investment objective for the “core value equity” funds and any other funds that may use that term.

Response: Comment accepted. Disclosure has been added to explain that term can be satisfied by investing in stocks of companies that are believed to have the potential to pay dividends in the future.

18.	Comment: For both Registrants, please clarify what is meant by “high quality management” for funds that refer to that factor in their principal investment strategies.

Response: Comment accepted. Language has been added to the summary to provide a more complete explanation of that phrase.

19.	Comment: For the GE Institutional Funds, please remove the reference to the 80% net assets test, but leave in the 0.95 correlation disclosure under principal investment strategies for the S&P 500 Index Fund. The summary may also optionally include language about steps that could be taken to correct a correlation deviation.

Response: Comment accepted. That strategy language has been revised accordingly, but the optional language about corrective steps for a correlation deviation has not been added.

20.	Comment: For both Registrants, please remove the footnote to the shareholder fees table for the International Equity Funds that explains the 90-day period for the redemption fee and that the redemption fee has been suspended. That disclosure should instead appear within the table.

Response: Comment accepted. That disclosure has been removed from the table footnote and added within the table.

Securities and Exchange Commission

January 28, 2010

21.	Comment: For both Registrants, please consistently use the term “emerging markets” or “developing countries” but not both in the summaries when referring to emerging markets for those funds that invest in them.

Response: Comment accepted. That language has been revised accordingly and consistent use of the term “emerging markets” has been adopted.

22.	Comment: For both Registrants, with respect to the International Equity Funds, please specify in the summary the percentage of the Funds’ investments that are made outside of the United States, and please also define in the summary what is meant by foreign securities or companies. Please also consider including a separate principal risk related to currencies rather than including it within a more general risk on foreign investing.

Response: Comment accepted. The disclosure has been revised accordingly.

23.	Comment: For both Registrants, with respect to those funds with an investment objective of total return, such as the Strategic Income Fund within the GE Institutional Funds, and the GE Total Return Fund and GE High Yield Fund within the GE Funds, please explain that total return means capital appreciation and income.

Response: Comment accepted. Disclosure has been added accordingly.

24.	Comment: For both Registrants, with respect to the Strategic Income Fund within the GE Institutional Funds, and the GE Total Return Fund within the GE Funds, please explain in the summary which asset classes are intended in the explanation of the allocation of assets among asset classes.

Response: Comment accepted. Disclosure has been added to clarify which asset classes are intended.

25.	Comment: For both Registrants, with respect to the Strategic Income Fund within the GE Institutional Funds, and the GE Total Return Fund within the GE Funds, please disclose the capitalization range of equities securities in which the funds invest, and disclose the quality parameters of the debt securities in which the funds invest. Please also consider whether the disclosure of other risks would be appropriate such as a separate currency risk.

Response: Comment accepted. Disclosure has been added to address these comments.

26.	Comment: For both Registrants, please specify that the percentage limits of total assets given for various investment techniques in the table appearing later in the statutory prospectus are based on total assets including any borrowings. Please also add under the “Borrowing” heading the word “limit” to clarify that the percentage given is a limit rather than an investment strategy.

Response: Comment accepted. That language has been revised accordingly.

Securities and Exchange Commission

January 28, 2010

27.	Comment: For the GE Funds, please revise the sales charge captions in the Shareholder Fees table to conform to the Form N-1A wording for that table by removing the words “front end” and “contingent” where they appear.

Response: Comment accepted. Those tables have been revised accordingly.

28.	Comment: For the GE Funds, please remove the text discussing the exceptions to minimum purchase limits that appears below the table in the summary specifying the minimum purchases for share classes other than R and Y, and instead note in the table that certain minimums may be reduced.

Response: Comment accepted. That disclosure has been revised accordingly.

29.	Comment: For the GE Funds, please remove the bullet note text discussing the eligible categories of shareholders that appears in the table specifying the minimum purchases for class R and Y shares.

Response: We removed, as requested, the paragraph that formerly appeared between the two tables explaining the purchase minimums for various classes (please see the response to comment 28 above), but we have continued to provide the explanatory text in the table for Class R and Class Y shares, which we believe is essential for an investor to determine eligibility (although we have condensed it somewhat). Those two share classes, which appear in a separate table, have complicated eligibility requirements for institutional and omnibus accounts that are able to invest in them and are not based strictly on the size of the investment. Providing that additional information will avoid numerous calls to the funds’ distributor requesting clarifying information and will avoid the need to reject purchase orders from ineligible accounts.

30.	Comment: For the GE Funds, with respect to the GE Small-Cap Equity Fund, please explain the basis for the allocation of assets among sub-advisers.

Response: Comment accepted. Disclosure has been added to provide that explanation.

31.	Comment: For the GE Funds, with respect to the GE Emerging Markets Equity Fund, even though that fund has not yet commenced operations, please change the “not applicable” to “since inception” when describing the experience of the portfolio managers with this fund.

Response: Comment accepted. That disclosure has been revised accordingly.

32.	Comment: For the GE Funds, with respect to the GE High Yield Fund, please change the summary disclosure to state that high yield securities mean bonds rated below investment grade rather than just including them. Please also revise the summary for that fund to note that capital growth is a secondary consideration, and to identify the factors for security selection. The high yield security risk disclosure in the summary should be revised to use the more understandable high yield security risk disclosure under the additional discussion of risks in the statutory prospectus.

Response: Comment accepted. That disclosure has been revised accordingly.

Securities and Exchange Commission

January 28, 2010

33.	Comment: For both Registrants, please add disclosure in the part of the statutory prospectus containing more detailed risk disclosure that would link the particular risks listed to specific funds. For example, the risks related to investments in real estate investment trusts need to be associated with particular funds now that the summary section no longer includes a full list of risks.

Response: Comment accepted. Both Registrants have added a table in the statutory prospectus, after the summaries, that lists the risks associated with each fund, with the existing description of each risk appearing below that table.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated